UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Liberate Technologies

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

530129105

(CUSIP Number)

William L. Fiedler

SeaChange International, Inc.

124 Acton Street

Maynard, MA 01754

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 530129105	13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). SeaChange International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER* 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Response to Item 5.

SeaChange International, Inc. (the “Reporting Person”) hereby amends and supplements its Report on Schedule 13D, originally filed on April 24, 2005 (the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value (the “Shares”) of Liberate Technologies, a Delaware corporation (“Liberate”).

Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Schedule 13D

Item 4. Purpose of Transaction.

On July 12, 2005, the transactions contemplated by the Asset Purchase Agreement were consummated (the “Closing”).

Upon the Closing, the Voting Agreement was terminated in accordance with its terms.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the Closing and the termination of the Voting Agreement, the Reporting Person no longer has the right to vote or direct the voting of, and may no longer be deemed to be the beneficial owner of, the Shares that were subject to the Voting Agreement.

(b) As a result of the Closing and the termination of the Voting Agreement, the Reporting Person no longer has the power to vote or to direct the voting of the Shares that were subject to the Voting Agreement.

(c) As a result of the Closing and the termination of the Voting Agreement, as of July 12, 2005, the Reporting Person may no longer be deemed to be the beneficial owner of more than 5% of the Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Upon the Closing, the Voting Agreement terminated in accordance with its terms.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 22, 2005

SEACHANGE INTERNATIONAL, INC.

By:	/s/ William C. Styslinger, III
William C. Styslinger, III
President, CEO
and Chairman of the Board